SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

IKON OFFICE SOLUTIONS, INC.
(Name of Subject Company (Issuer))

IKON OFFICE SOLUTIONS, INC.
(Names of Filing Persons (Issuer and Offeror))

Common Stock, No Par Value Per Share
(Title of Class of Securities)

451713101
(CUSIP Number of Class of Securities)

Robert F. Woods
Senior Vice President and Chief Financial Officer
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, Pennsylvania 19355
(610) 296-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s) Filing Statement)

Copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$295,000,000	$9,056.50

*	Estimated solely for purposes of calculating the filing fee only, this amount is based on the purchase of 19,666,666 shares of common stock at the maximum tender offer price of $15.00.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act, equals $30.70 per million of the value of the transaction.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$9,056.50	Filing Party:	IKON Office Solutions, Inc.
Form or Registration No.:	TO/005-20425	Date Filed:	November 21, 2007

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") supplements and amends the Issuer Tender Offer Statement on Schedule TO (as amended, prior to the date hereof, the “Schedule TO”) filed by IKON Office Solutions, Inc., an Ohio corporation (the “Company”), with the Securities and Exchange Commission on November 21, 2007, relating to its offer  to purchase for cash up to $295,000,000 in value of shares of its common stock, no par value per share (“common stock”), at a price not greater than $15.00 per share  nor less than $13.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest.  The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated November 21, 2007 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits 99.(a)(1)(A) and 99.(a)(1)(B), respectively.

Item 10.	Financial Statements

Item 10 of the Schedule TO is hereby amended by adding the following:

Historical Financial Information. The Company incorporates by reference the financial statements and notes thereto included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2007. You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data. The following table sets forth summary data from our consolidated balance sheet at September 30, 2007 and our consolidated statement of earnings for the fiscal years ended September 30, 2007 and September 30, 2006. Year-end financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended September 30, 2007. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position at such date and operating results for such periods. Historical results are not necessarily indicative of the results of operations to be expected for the future periods, and interim results may not be indicative of results for the remainder of the year.

September 30, 2007
(in thousands, except per share data)
Balance Sheet Data:
Total assets	$3,278,081
Total long-term debt	757,533
Shareholders’ equity	1,710,814
Book value per share	14.55

	Fiscal Years Ended
	September 30, 2007	September 30, 2006

	(In thousands, except per share data)
Statement of Earnings Data:
Gross revenues	$4,168,344	$4,228,249
Gross profit	1,383,179	1,441,778
Operating income	202,853	201,749
Net earnings	114,487	106,202
Earnings per share
Basic	0.92	0.81
Diluted	0.91	0.80

	Fiscal Years Ended
	September 30, 2007	September 30, 2006

	(Shares in millions)
Weighted average common shares outstanding
Basic	124.6	131.3
Diluted	126.3	132.9
Other data
Ratio of earnings to fixed charges	2.8	2.6

Unaudited Pro Forma Consolidated Financial Data. The unaudited pro forma consolidated statements of income for the year ended September 30, 2007, have been prepared on the basis that the Buyback Transactions had occurred on October 1, 2006. The unaudited pro forma consolidated balance sheet at September 30, 2007, has been prepared on the basis that the Buyback Transactions occurred on September 30, 2007.

The unaudited pro forma consolidated statements of income and the unaudited pro forma consolidated balance sheet (collectively, the “2007 Pro Forma Financial Information”) have been derived from the application of pro forma adjustments to the consolidated historical financial statements of IKON. The pro forma adjustments are estimates based on currently available information and certain adjustments that management believes are reasonable. The 2007 Pro Forma Financial Information is provided for illustrative purposes only and, because of its nature, is not necessarily indicative of the results of operations or financial results of IKON that would have actually resulted had the Buyback Transactions been consummated as of the dates indicated and are not intended to project IKON’s financial condition or results for any future period.

The 2007 Pro Forma Financial Information should be read in conjunction with the historical consolidated financial statements and notes thereto of IKON, which are included in IKON’s Annual Report on Form 10-K for the year ended September 30, 2007.

We have included the following 2007 Pro Forma Financial Information solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in the Offer to Purchase under “Forward-Looking Statements” and those described in our Annual Report on Form 10-K for the year ended September 30, 2007.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data)

	September 30, 2007
	Historical	Tender Offer		New Notes		Pro Forma at $15 per Share	Pro Forma at $13 per Share
Assets
Cash and cash equivalents	$349,237	$(297,090	)(1)	$145,375	(2)	$197,522	$197,431
Accounts receivable, net	560,089	—		—		560,089	560,089
Lease receivables, net	84,207	—		—		84,207	84,207
Inventories	287,503	—		—		287,503	287,503
Prepaid expenses and other current assets	35,085	—		—		35,085	35,085
Deferred taxes	48,167	—		—		48,167	48,167
Total current assets	1,364,288	(297,090)		145,375		1,212,573	1,212,482
Long-term lease receivables, net	251,776	—		—		251,776	251,776
Equipment on operating leases, net	72,052	—		—		72,052	72,052
Property and equipment, net	154,218	—		—		154,218	154,218
Deferred taxes	18,144	—		—		18,144	18,144
Goodwill	1,333,249	—		—		1,333,249	1,333,249
Other assets	84,354	—		3,125	(3)	87,479	87,479
Total Assets	$3,278,081	$(297,090)		$148,500		$3,129,491	$3,129,400
Liabilities
Current portion of corporate debt	$16,798	$—		$—		$16,798	$16,798
Current portion of non-corporate debt	51,077	—		—		51,077	51,077
Trade accounts payable	263,657	—		—		263,657	263,657
Accrued salaries, wages, and commissions	93,052	—		—		93,052	93,052
Deferred revenues	109,796	—		—		109,796	109,796
Income taxes payable	17,820	—		—		17,820	17,820
Other accrued expenses	129,323	—		—		129,323	129,323
Total current liabilities	681,523	—		—		681,523	681,523
Long-term corporate debt	576,199	—		148,500	(4)	724,699	724,699
Long-term non-corporate debt	181,334	—		—		181,334	181,334
Other long-term liabilities	128,211	—		—		128,211	128,211
Shareholders’ Equity
Common stock, no par value	1,058,104	—		—		1,058,104	1,058,104
Retained earnings	917,767	—		—		917,767	917,767
Accumulated other comprehensive income	132,189	—		—		132,189	132,189
Cost of common stock in treasury	(397,246)	(297,090	)(1)	—		(694,336)	(694,427)
Total Shareholder’s Equity	1,710,814	(297,090)		—		1,413,724	1,413,633
Total Liabilities and Shareholders’ Equity	$3,278,081	$(297,090)		$148,500		$3,129,491	$3,129,400
Book value per share (5)	$14.55					$14.44	$14.90

See the accompanying notes to the unaudited pro forma condensed consolidated financial information, which are an integral part of this data.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data)

	Fiscal Year Ended September 30, 2007
	Historical	Tender Offer		New Notes		Pro Forma at $15 per Share		Pro Forma at $13 per Share
Revenues
Equipment	$1,787,730	$—		$—		$1,787,730		$1,787,730
Customer service and supplies	1,377,669	—		—		1,377,669		1,377,669
Managed and professional services	796,962	—		—		796,962		796,962
Rental and fees	136,674	—		—		136,674		136,674
Other	69,309	—		—		69,309		69,309
	4,168,344	—		—		4,168,344		4,168,344
Cost of Revenues
Equipment	1,346,244	—		—		1,346,244		1,346,244
Customer service and supplies	778,013	—		—		778,013		778,013
Managed and professional services	580,164	—		—		580,164		580,164
Rental and fees	34,650	—		—		34,650		34,650
Other	46,094	—		—		46,094		46,094
	2,785,165	—		—		2,785,165		2,785,165
Gross Profit
Equipment	441,486	—		—		441,486		441,486
Customer service and supplies	599,656	—		—		599,656		599,656
Managed and professional services	216,798	—		—		216,798		216,798
Rental and fees	102,024	—		—		102,024		102,024
Other	23,215	—		—		23,215		23,215
	1,383,179	—		—		1,383,179		1,383,179
Selling and administrative	1,180,326	—		—		1,180,326		1,180,326
Operating income	202,853	—		—		202,853		202,853
Interest income	11,372	(8,193	)(6)	—		3,179		3,179
Interest expense	50,791	—		16,156	(7)	66,947		66,947
Income from continuing operations before taxes on income	163,434	(8,193)		(16,156)		139,085		139,085
Taxes on income	48,947	(2,868	)(8)	(5,655	)(8)	40,424		40,424
Net income from continuing operations	$114,487	$(5,325)		$(10,501)		$98,661		$98,661

Basic Earnings Per Common Share	$0.92					$0.94	(9)	$0.97	(10)
Diluted Earnings Per Common Share	$0.91					$0.92	(9)	$0.95	(10)
Weighted Average Common Shares Outstanding, Basic	124,563					104,896	(9)	101,871	(10)
Weighted Average Common Shares Outstanding, Diluted	126,342					106,675	(9)	103,650	(10)
Ratio of earnings to fixed charges (11)	2.8					2.3		2.3

See the accompanying notes to the unaudited pro forma condensed consolidated financial information, which are an integral part of this data.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The foregoing unaudited 2007 Pro Forma Financial Information assumes that $295,000 aggregate purchase price of shares are purchased at the maximum purchase price of $15.00 per share. In addition, we have provided a pro forma presentation assuming a minimum purchase price of $13.00 per share. Due to the immateriality of changes in share purchase price on the pro forma adjustments, the pro forma adjustments are presented based on the maximum purchase price of $15.00 per share only.

The unaudited 2007 Pro Forma Financial Information also assumes the following:

●	the consummation of an offering by the Company of the New Notes. The New Notes will be issued at a discount of 1%, therefore, net cash proceeds received will be $148,500;

●	the use of $3,125 of debt issuance costs related to the New Notes;

●	the use of $2,090 related to Offer costs; and

●	the use of $151,715 of the Company’s existing cash balance.

Interest on the New Notes has been calculated at an assumed interest rate of 10.0% (LIBOR +500 basis points). A change of 0.125% in the interest rate assumption would change annual interest expense by approximately $188.

1.
Net adjustments to cash and cash equivalents and cost of common stock in treasury of $297,090 assumes the use of $295,000 of cash for share repurchases in the Offer plus $2,090 in estimated fees associated with the Offer.

2.	Adjustment reflects the impact of the Buyback Transactions as follows:

Gross proceeds from the issuance of the New Notes (net of 1% discount)	$148,500
New Notes debt issuance costs	(3,125)
Net adjustment	$145,375

3.	Adjustment reflects the deferral of issuance costs related to the issuance of the New Notes of $3,125.

4.	Adjustment reflects the issuance of the New Notes at a 1% discount (principal amount of $150,000). The discount will be recognized as additional debt over the expected life of the New Notes.

5.	Book value per share is calculated by dividing the total shareholder’s equity by the common shares outstanding at September 30, 2007.

6.
Adjustment represents the reduction of interest income as a result of the use of $151,715 of the Company’s cash balance in connection with the Buyback Transactions that yielded a return of 5.4% for fiscal 2007.

7.	Adjustment represents the increase in interest expense related to the Buyback Transactions as follows:

Interest expense related to the New Notes	$15,000	(a)
Amortization of deferred issuance costs and discount related to the New Notes	1,156
Net adjustment	$16,156

(a)	Assumes interest rate on the New Notes of 10.0%. A change of 0.125% in the interest rate assumption would change annual interest expense by approximately $188.

8.	Income tax expense reflects the tax effects of the pro forma adjustments at the U.S. federal statutory rate of 35%.

9.
Weighted average basic and diluted common shares outstanding were adjusted assuming that we repurchase $295,000 in value of shares at $15.00 per share (or 19,667 shares) in the Offer at the beginning of the first period presented.

10.
Weighted average basic and diluted common shares outstanding were adjusted assuming that we repurchased $295,000 in value of shares at $13.00 per share (22,692 shares) in the Offer at the beginning of the first period presented.

11.
For purposes of computing the ratios of earnings to fixed charges, “earnings” consists of earnings before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes)+(fixed charges)-(capitalized interest)
(fixed charges)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKON OFFICE SOLUTIONS, INC.

By:	/s/ Robert F. Woods
Name:	Robert F. Woods
Title:	Senior Vice President and Chief Financial Officer

Dated: November 30, 2007